

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 22, 2016

Mark Tisdel
Chief Financial Officer
Model N, Inc.
1600 Seaport Boulevard, Suite 400
Pacific Shores Center – Building 6
Redwood City, CA 94063

       Re: **Model N, Inc.**
               Form 10-K for the Fiscal Year Ended September 30, 2015
               Filed November 23, 2015
               File No. 001-35840

Dear Mr. Tisdel:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services